Media Contact: Gary Mickelson, 479-290-6111
Investor Contact: Ruth Ann Wisener, 479-290-4235

TYSON REPORTS THIRD QUARTER
AND NINE MONTHS RESULTS

- **3rd quarter 2009 Net EPS was $0.35 as compared to $0.03 last year**
- **All operating segments were profitable with margins in the normalized ranges:**
    - **Chicken operating income $143 million, or 5.9% of sales**
    - **Beef operating income $66 million, or 2.4% of sales**
    - **Pork operating income $28 million, or 3.3% of sales**
    - **Prepared Foods operating income $40 million, or 5.9% of sales**
- **Total debt, net of cash and restricted cash, was down $152 million from the 2nd quarter**

Springdale, Arkansas – August 3, 2009 - Tyson Foods, Inc. (NYSE: TSN), today reported the following results:

(in millions, except per share data)	Third Quarter		Nine Months	
	2009	**2008**	**2009**	**2008**
Sales	**$6,662**	$6,849	**$19,490**	$19,661
Operating Income	**276**	45	**107**	193
Income (Loss) from Continuing Operations	**127**	(3)	**(81)**	41
Income (Loss) from Discontinued Operation	**7**	12	**(1)**	(3)
Net Income (Loss)	**$134**	$9	**$(82)**	$38
Earnings (Loss) Per Diluted Share:				
Earnings (Loss) from Continuing Operations	**$0.33**	$(0.01)	**$(0.22)**	$0.12
Earnings (Loss) from Discontinued Operation	**0.02**	0.04	**(0.00)**	(0.01)
Net Income (Loss)	**$0.35**	$0.03	**$(0.22)**	$0.11

- Nine Months Fiscal 2009 – Included $15 million, or $0.02 per diluted share, of pretax charges related to a plant closing.
- Nine Months Fiscal 2009 – Our loss from discontinued operation includes a $10 million pretax loss on sale of Lakeside Farm Industries.

"Our earnings for the third quarter reflect a solid performance by all of our operating segments ," said Leland Tollett, interim president and chief executive officer of Tyson Foods. "In the midst of a slow economy and a challenging operating environment, we stayed focused and worked as a team to produce results within historical normalized ranges for each segment.

"I am encouraged by our progress in improving operational efficiencies in the Chicken segment, although we still have work to do," Tollett said. "Our Beef, Pork and Prepared Foods segments continue to perform well. We also have been disciplined in managing working capital and have reduced inventory by a substantial amount in the second and third quarters.

"Soft demand for protein is likely to make the fourth quarter more challenging than the third quarter, but I'm feeling much better about our position than I would be if we were sitting on a lot of inventory," Tollett said. "Overall, I am very pleased with the direction we're headed and with the attitude of our team members to get the job done."

Segment Performance Review (in millions)

	Sales *(for the third quarter and nine months ended June 27, 2009, and June 28, 2008)*							
	Third Quarter				**Nine Months**			
	2009	**2008**	**Volume Change**	**Avg. Price Change**	**2009**	**2008**	**Volume Change**	**Avg. Price Change**
Chicken	$2,417	$2,257	5.0%	2.0%	7,011	$6,517	8.2%	(0.5)%
Beef	2,733	2,982	2.6%	(10.7)%	7,815	8,563	(3.9)%	(5.0)%
Pork	839	927	0.7%	(10.1)%	2,561	2,587	(1.8)%	0.9%
Prepared Foods	673	683	0.4%	(1.9)%	2,103	1,994	3.1%	2.3%
Total	**$6,662**	**$6,849**	**3.1%**	**(5.6)%**	**$19,490**	**$19,661**	**1.7%**	**(2.6)%**

	Operating Income (Loss) *(for the third quarter and nine months ended June 27, 2009, and June 28, 2008)*							
	Third Quarter				**Nine Months**			
			Operating Margin				**Operating Margin**	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Chicken	$143	$(30)	5.9%	(1.3)%	$(189)	$(27)	(2.7)%	(0.4)%
Beef	66	9	2.4%	0.3%	94	(53)	1.2%	(0.6)%
Pork	28	57	3.3%	6.1%	112	205	4.4%	7.9%
Prepared Foods	40	9	5.9%	1.3%	94	68	4.5%	3.4%
Other	(1)	-	n/a	n/a	(4)	-	n/a	n/a
Total	**$276**	**$45**	**4.1%**	**0.7%**	**$107**	**$193**	**0.5%**	**1.0%**

Items impacting operating income (loss):

YTD 2009:
$15 million charge related to the closing of our Ponca City, Oklahoma, processed meats plant (Prepared Foods)

Q3 2008 and YTD 2008:
$7 million charge related to flood damage at our Jefferson, Wisconsin, plant (Prepared Foods)
$6 million charge related to the impairment of unimproved real property in Memphis, Tennessee (Chicken)

YTD 2008:
$17 million charge related to the restructuring of our Emporia, Kansas, operation (Beef)
$13 million charge related to the closing of our Wilkesboro, North Carolina, cooked products plant (Chicken)
$12 million charge related to the impairment of packaging equipment (Beef $8 million; Pork $4 million)
$6 million charge related to severance (allocated among segments)
$5 million charge related to software impairments (Chicken)

Derivative Summary (in millions)
The following is a summary of the operating earnings impact of selected derivative activities. These amounts exclude the impact from related physical sale and purchase transactions, which impact current and future period operating results.

Income/(Loss)	**Third Quarter**			**Nine Months**		
			Q3 vs Q3			**YTD vs YTD**
	2009	**2008**	**Impact**	**2009**	**2008**	**Impact**
Chicken – Grain/Energy	$3	$71	$(68)	$(248)	$141	$(389)
Beef – Live Cattle	7	(75)	82	97	(20)	117
Pork – Lean Hogs	11	9	2	47	82	(35)

Chicken (36.3% of Net Sales – 3rd Quarter 2009)
       (36.0% of Net Sales – Nine Months 2009)
Chicken segment sales were $2.4 billion and $7.0 billion, respectively, in the third quarter and nine months of fiscal 2009. Operating income was $143 million and operating loss was $189 million, respectively, in the third quarter and nine months of fiscal 2009. Sales and operating results were impacted positively by increased sales volume, as well as higher average sales prices. The increase in sales volume for both the third quarter and nine months of fiscal 2009 was due to inventory reductions and sales volume related to recent acquisitions. The inventory reductions and recent acquisitions diluted the average sales price changes, as most of the inventory reduction related to commodity products shipped internationally and sales volume from recent acquisitions are on average lower priced products. Operating results were also positively impacted by operational improvements, which included: yield, mix and live production performance improvements; adding processing flexibility; and reducing interplant product movement. Operating results were adversely impacted in the third quarter and nine months of fiscal 2009, as compared to the same periods of fiscal 2008, by a decline of $68 million and $389 million, respectively, from our commodity risk management activities related to grain and energy purchases. These amounts exclude the impact from related physical purchase transactions, which impact current and future period operating results. As compared to the same periods of fiscal 2008, operating results were positively impacted in the third quarter of fiscal 2009 by a decrease in grain costs of $91 million, while results were adversely impacted in the nine months of fiscal 2009 by an increase in grain costs of $81 million. Operating results for the nine months of fiscal 2008 included charges of $13 million related to closing our Wilkesboro, North Carolina, cooked products plant.

Beef (41.0% of Net Sales – 3rd Quarter 2009)
     (40.1% of Net Sales – Nine Months 2009)
Beef segment sales were $2.7 billion and $7.8 billion, respectively, in the third quarter and nine months of fiscal 2009. Operating income was $66 million and $94 million, respectively, in the third quarter and nine months of fiscal 2009. Operating results as compared to the same periods in 2008 were impacted positively by lower average live prices, partially offset by lower average sales prices. Operating results were positively impacted in the third quarter and nine months of fiscal 2009 by $82 million and $117 million, respectively, from our commodity risk management activities related to forward futures contracts for live cattle as compared to the same periods of fiscal 2008. These amounts exclude the impact from related physical sale and purchase transactions, which impact current and future period operating results. Operating results for the nine months of fiscal 2008 included charges of $25 million related to restructuring operations at the Emporia, Kansas, plant and an impairment of packaging equipment.

Pork (12.6% of Net Sales – 3rd Quarter 2009)
       (13.1% of Net Sales – Nine Months 2009)
Pork segment sales were $839 million and $2.6 billion, respectively, in the third quarter and nine months of fiscal 2009. Operating income was $28 million and $112 million, respectively, in the third quarter and nine months of fiscal 2009. Operating results as compared to the same periods in fiscal 2008 were impacted positively by lower average live prices, offset in the third quarter by lower average sales prices. Operating results were impacted in the third quarter and nine months of fiscal 2009 by an improvement of $2 million and a decline of $35 million, respectively, from our commodity risk management activities related to forward futures contracts for live hogs as compared to the same periods of fiscal 2008. These amounts exclude the impact from related physical sale and purchase transactions, which impact current and future period operating results.

Prepared Foods (10.1% of Net Sales – 3rd Quarter 2009)
                 (10.8% of Net Sales – Nine Months 2009)
Prepared Foods segment sales were $673 million and $2.1 billion, respectively, in the third quarter and nine months of fiscal 2009. Operating income was $40 million and $94 million, respectively, in the third quarter and nine months of fiscal 2009. In the third quarter, operating results were impacted positively by lower raw material costs, partially offset by lower average sales prices as compared to the same period last year. In the nine months, operating results were impacted positively by higher average sales prices and improved sales volume, partially offset by higher raw material costs as compared to the same period last year. Operating results for the nine months of fiscal 2009 included charges of $15 million related to closing our Ponca City, Oklahoma, processed meats plant. Operating results for the third quarter and nine months of fiscal 2008 included charges of $7 million related to flood damage at our Jefferson, Wisconsin, plant.

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(In millions, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended	
	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008
Sales	$ 6,662	$ 6,849	$ 19,490	$ 19,661
Cost of Sales	6,192	6,590	18,749	18,772
	470	259	741	889
Selling, General and Administrative	192	214	617	660
Other Charges	2	-	17	36
Operating Income	276	45	107	193
Other (Income) Expense:				
Interest income	(5)	(3)	(14)	(7)
Interest expense	88	51	225	159
Other, net	(3)	(1)	18	(24)
Income (Loss) from Continuing Operations before				
Income Taxes and Minority Interest	196	(2)	(122)	65
Income Tax Expense (Benefit)	70	1	(38)	24
Income (Loss) from Continuing Operations before Minority Interest	126	(3)	(84)	41
Minority Interest	(1)	-	(3)	-
Income (Loss) from Continuing Operations	127	(3)	(81)	41
Income (Loss) from Discontinued Operation	7	12	(1)	(3)
Net Income (Loss)	$ 134	$ 9	$ (82)	$ 38
Weighted Average Shares Outstanding:				
Class A Basic	302	280	303	280
Class B Basic	70	70	70	70
Diluted	378	350	373	355
Earnings (Loss) Per Share from Continuing Operations:				
Class A Basic	$ 0.35	$ (0.01)	$ (0.22)	$ 0.12
Class B Basic	$ 0.31	$ (0.01)	$ (0.20)	$ 0.11
Diluted	$ 0.33	$ (0.01)	$ (0.22)	$ 0.12
Earnings (Loss) Per Share from Discontinued Operation:				
Class A Basic	$ 0.02	$ 0.04	$ (0.00)	$ (0.01)
Class B Basic	$ 0.02	$ 0.03	$ (0.00)	$ (0.01)
Diluted	$ 0.02	$ 0.04	$ (0.00)	$ (0.01)
Net Earnings (Loss) Per Share:				
Class A Basic	$ 0.37	$ 0.03	$ (0.22)	$ 0.11
Class B Basic	$ 0.33	$ 0.02	$ (0.20)	$ 0.10
Diluted	$ 0.35	$ 0.03	$ (0.22)	$ 0.11
Cash Dividends Per Share:				
Class A	$ 0.040	$ 0.040	$ 0.120	$ 0.120
Class B	$ 0.036	$ 0.036	$ 0.108	$ 0.108
Sales Decline	(2.7)%		(0.9)%	
Margins: (Percent of Sales)				
Gross Profit	7.1%	3.8%	3.8%	4.5%
Operating Income	4.1%	0.7%	0.5%	1.0%
Net Income (Loss)	2.0%	0.1%	(0.4)%	0.2%
Effective Tax Rate from Continuing Operations	35.8%	(32.6)%	31.1%	37.1%

TYSON FOODS, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(In millions)
(Unaudited)

	June 27, 2009	September 27, 2008
Assets		
Current Assets:		
Cash and cash equivalents	$ 845	$ 250
Restricted cash	140	-
Accounts receivable, net	1,126	1,271
Inventories	2,079	2,538
Other current assets	121	143
Assets of discontinued operation held for sale	-	159
Total Current Assets	4,311	4,361
Restricted cash	60	-
Net Property, Plant and Equipment	3,474	3,519
Goodwill	2,462	2,511
Intangible Assets	148	128
Other Assets	432	331
Total Assets	$ 10,887	$ 10,850
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current debt	$ 182	$ 8
Trade accounts payable	924	1,217
Other current liabilities	797	878
Total Current Liabilities	1,903	2,103
Long-Term Debt	3,336	2,888
Deferred Income Taxes	248	291
Other Liabilities	585	554
Shareholders' Equity	4,815	5,014
Total Liabilities and Shareholders' Equity	$ 10,887	$ 10,850

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

	Nine Months Ended	
	June 27, 2009	June 28, 2008
Cash Flows From Operating Activities:		
Net income (loss)	$ (82)	$ 38
Depreciation and amortization	371	374
Deferred income taxes	(22)	(52)
Other, net	94	54
Net changes in working capital	323	(379)
Cash Provided by Operating Activities	684	35
Cash Flows From Investing Activities:		
Additions to property, plant and equipment	(248)	(330)
Proceeds from sale of property, plant and equipment	8	23
Proceeds from sale of investments	14	22
Purchases of marketable securities	(34)	(101)
Proceeds from sale of marketable securities	49	87
Change in restricted cash to be used for investing activities	(60)	-
Acquisitions, net of cash acquired	(71)	(17)
Proceeds from sale of discontinued operation	75	-
Other, net	(31)	1
Cash Used for Investing Activities	(298)	(315)
Cash Flows From Financing Activities:		
Net borrowings (payments) on revolving credit facilities	(3)	378
Payments of debt	(289)	(91)
Proceeds from borrowings of debt	851	3
Debt issuance costs	(60)	-
Purchases of treasury shares	(11)	(25)
Dividends	(44)	(42)
Change in negative book cash balances	(119)	51
Change in restricted cash to be used for financing activities	(140)	-
Stock options exercised and other, net	9	12
Cash Provided by Financing Activities	194	286
Effect of Exchange Rate Change on Cash	15	7
Increase in Cash and Cash Equivalents	595	13
Cash and Cash Equivalents at Beginning of Year	250	42
Cash and Cash Equivalents at End of Period	$ 845	$ 55

Tyson Foods, Inc., founded in 1935 with headquarters in Springdale, Arkansas, is the world's largest processor and marketer of chicken, beef and pork, the second-largest food production company in the Fortune 500 and a member of the S&P 500. The company produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. Tyson provides products and service to customers throughout the United States and more than 80 countries. The company has approximately 107,000 Team Members employed at more than 300 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

A conference call to discuss the Company's financial results will be held at 9 a.m. Eastern Monday, August 3, 2009. To listen live via telephone, call 800-779-1614. A pass code and the leader's name will be required to join the call. The pass code is Tyson Foods and the leader's name is Ruth Ann Wisener. International callers dial 212-547-0195. The call also will be webcast live on the Internet at http://ir.tyson.com. Financial information, such as this news release, as well as other supplemental data, including Company distribution channel information, can be accessed from the Company's web site at http://ir.tyson.com. A telephone replay will be available through September 3 at 866-411-8819. International callers dial 203-369-0657.

Forward-Looking Statements

Certain information contained in the press release may constitute forward-looking statements, such as statements relating to expected earnings and results. These forward-looking statements are subject to a number of factors and uncertainties which could cause our actual results and experiences to differ materially from the anticipated results and expectations, expressed in such forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Among the factors that may cause actual results and experiences to differ from anticipated results and expectations expressed in such forward-looking statements are the following: (i) the effect of, or changes in, general economic conditions; (ii) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (iii) market conditions for finished products, including competition from other global and domestic food processors, supply and pricing of competing products and alternative proteins and demand for alternative proteins; (iv) successful rationalization of existing facilities and operating efficiencies of the facilities; (v) risks associated with our commodity trading risk management activities; (vi) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vii) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock we own, the availability of livestock we purchase, consumer perception of certain protein products or our ability to access certain domestic and foreign markets; (viii) changes in availability and relative costs of labor and contract growers and our ability to maintain good relationships with employees, labor unions, contract growers and independent producers providing us livestock; (ix) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (x) changes in consumer preference and diets and our ability to identify and react to consumer trends; (xi) significant marketing plan changes by large customers or loss of one or more large customers; (xii) adverse results from litigation; (xiii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiv) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xv) our ability to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xvi) effectiveness of advertising and marketing programs; and (xvii) those factors listed under Item 1A. "Risk Factors" included in our September 27, 2008, Annual Report filed on Form 10-K.